Lilling & Company LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members or Board of Directors
Winklevoss Insurance Agency, LLC
Greenwich, Connecticut

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Winklevoss Insurance Agency, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Winklevoss Insurance Agency, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k) (1), (the "exemption provisions") and (2) Winklevoss Insurance Agency, LLC stated that Winklevoss Insurance Agency, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Winklevoss Insurance Agency, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Winklevoss Insurance Agency, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1), of Rule 15c3-3 under the Securities Exchange Act of 1934.



Lilling + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York
August 25, 2016

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065